# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Date of event which requires filing of this statement: 04/22/2026
Filed by CIK 0001983453
Persons authorized to receive notices and communications: Oguz Alper Oktem, Buyukdere Cd. No: 237,, Maslak Sariyer/Istanbul, Turkey (W8), 34485, 0 (850) 308 34 19

## Reporting persons
- Oguz Alper Oktem (CIK 0001983453): type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 14,275,626; shared voting power 0; sole dispositive power 14,275,626; shared dispositive power 0; aggregate amount beneficially owned 14,275,626 (16.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices: Buyukdere Cd. No: 237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Comment: This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 20, 2023 (as amended to date, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Marti Technologies, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 2, the Reporting Person has acquired additional Class A Ordinary Shares pursuant to awards granted to the Reporting Person by the Issuer in consideration for services rendered to the Issuer. The Reporting Person continues to hold Class A Ordinary Shares both directly and indirectly through the Oktem Family Fund LLC (the "Oktem Family Fund").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The purpose of filing this Amendment No. 3 is to report the contribution, on April 22, 2026, of 10,800,000 Class A Ordinary Shares to the Oktem Family Fund by a newly admitted member, pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Oktem Family Fund (the "2nd A&R LLCA"), which amends and restates the Amended and Restated Limited Liability Company Agreement (the "Prior LLCA").

The 2nd A&R LLCA reflects the admission of a new member to the Oktem Family Fund, who contributed 10,800,000 Class A Ordinary Shares. Following such contribution, the Oktem Family Fund holds a total of 22,800,000 Class A Ordinary Shares.

Pursuant to the 2nd A&R LLCA, the Reporting Person's rights with respect to the Class A Ordinary Shares contributed by the Reporting Person and Sena Oktem (collectively, the "Oktem Members") to the Oktem Family Fund (the "Oktem Portfolio Company Shares") remain substantially the same as under the Prior LLCA. Specifically, the Reporting Person shall maintain all beneficial ownership rights to the Oktem Portfolio Company Shares held by the Oktem Family Fund, including an irrevocable proxy to control the voting of such shares and the ability to direct the sale of such shares at any time. Upon the occurrence of certain trigger events (including a floor price for the Oktem Portfolio Company Shares) or at any time after October 31, 2028, the Manager (as defined below) may exercise its rights to dispose of the Oktem Portfolio Company Shares in accordance with the 2nd A&R LLCA. The Manager does not otherwise have the ability to exercise voting or investment power with respect to the Oktem Portfolio Company Shares.

The manager of the Oktem Family Fund is New Holland Capital LLC (the "Manager").

The 2nd A&R LLCA also provides that, following the full return of the preferred investment amount to the Manager's affiliate, the Oktem Members shall have the right to require the Oktem Family Fund to distribute all Oktem Portfolio Company Shares then held by the Oktem Family Fund to the Oktem Members in kind in accordance with the 2nd A&R LLCA.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person may be deemed to beneficially own 14,275,626 Class A Ordinary Shares, representing 16.6 % of the Class A Ordinary Shares, based upon 86,042,726 Class A Ordinary Shares outstanding as of February 28, 2026, as reported in the Issuer's most recent filing with the Securities and Exchange Commission. Of these, 10,800,000 shares are held indirectly through the Oktem Family Fund, over which the Reporting Person exercises sole voting and dispositive power pursuant to the irrevocable proxy and direction rights granted under the 2nd A&R LLCA, 3,184,229 shares are held directly, and 291,397 shares underlie restricted stock units that will vest within 60 days of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: The information contained in Item 4 is incorporated by reference to this Item 5.
Other persons with the right to receive dividends or sale proceeds: The information contained in Item 4 is incorporated by reference to this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the 2nd A&R LLCA provided above under Item 4 is incorporated by reference to this Item 6.

The Reporting Person may have other business or investment relationships with the Manager or its affiliates, including investments in affiliated funds managed by the Manager. These arrangements are separate from and not conditioned upon the transactions described in this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No exhibits are being filed with this Amendment No. 3.

## Signatures
- Oguz Alper Oktem: /s/ Oguz Alper Oktem, Oguz Alper Oktem (04/24/2026)